Exhibit 99.11

CONSENT OF E. BELZILE

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report dated February 18, 2009 entitled “Technical Report for Niobec Mine” (the “Niobec Report”); and (2) the annual information form of the Corporation dated March 28, 2011 which includes reference to my name in connection with information relating to the Niobec Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-160534) dated July 30, 2009.

Date: March 28, 2011

/s/ Elzéar Belzile
Name: Elzéar Belzile, Ing
Title: Independent Mining Consultant
Company: Belzile Solutions Inc.